Item 77I - Cash Account Trust (Money
Market Portfolio - Premier Money
Market Shares and Tax-Exempt Portfolio
- Premier Money Market Shares)

Upon the recommendation of Deutsche
Investment Management Americas Inc. (the
"Advisor"), the Board of Cash Account
Trust (the "Trust") has approved the
termination and liquidation of: (a) the
Premier Money Market Shares class of the
Money Market Portfolio of the Trust, and
(b) the Premier Money Market Shares class of the Tax-Exempt Portfolio of the Trust, effective on or about September 15, 2010
(the "Liquidation Date"). Accordingly, each of the above-noted classes (individually, the "Class" and collectively, the "Classes") will redeem all of its shares outstanding on the Liquidation Date.

The cost of each liquidation, including the mailing of notification to shareholders, will be borne by each respective Class, subject to any applicable voluntary undertaking, then in effect, by the Advisor to waive or reimburse certain operating expenses of the Classes. Shareholders who elect to redeem their shares prior to the Liquidation Date will receive the net asset value per share
(normally, $1.00) on such redemption date for all shares they redeem. Shareholders whose shares are redeemed automatically on the Liquidation Date will receive the net asset value per share (normally, $1.00) for all shares they own on the Liquidation Date.
In conjunction with approving the
termination and liquidation of the Classes, the Board of the Trust further approved closing the Classes to new investments effective immediately, except for broker/dealer cash sweep clients and dividend reinvestment. Shareholders who redeem shares using the checkwriting redemption privilege offered by the Classes are advised to cease using this privilege sufficiently far in advance of the Liquidation
Date to ensure that any redemption checks are presented to the Classes for payment on or prior to the Liquidation Date since any such redemption checks presented to the Classes after the Liquidation Date will not be honored.


E:\Electronic Working Files\NSAR\2010\10-31-2010\Cash
Account Trust\03-Exhibits\Item 77I - Cash Account
Trust.docx